SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         SunCom Wireless Holdings, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    86722Q108
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                                 (CUSIP Number)

                           Michael R. Littenberg, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 27, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)
                           --------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.      86722Q108              SCHEDULE 13D         PAGE 2 OF 8 PAGES


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            BACARELLA HOLDINGS CORP.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,682,900
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,682,900
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

             3,682,900
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.9%
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    14      TYPE OF REPORTING PERSON*

            IA
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                               * SEE INSTRUCTIONS



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CUSIP NO.       86722Q108             SCHEDULE 13D         PAGE 3 OF 8 PAGES


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                EVGENY NOVITSKY
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            The Russian Federation
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,682,900
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,682,900
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                3,682,900
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

CUSIP NO.      86722Q108              SCHEDULE 13D         PAGE 4 OF 8 PAGES


Item 1.   SECURITY AND ISSUER

          This statement relates to the shares of class A common stock, par value $0.01 (the "Shares"), of SunCom Wireless Holdings, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1100 Cassatt Road, Berwyn, Pennsylvania 19312.

ITEM 2.   IDENTITY AND BACKGROUND

          (a) This statement is filed by Bacarella Holdings Corp., a British Virgin Islands company ("Bacarella"), and Evgeny Novitsky (together, the "Reporting Persons").

          (b) The principal business address of the Reporting Persons is Vanterpool Plaza, Wickhams Cay 1, 2nd floor, P.O. Box 873, Road Town, Tortola, British Virgin Islands.

          (c) The principal business of Bacarella is investing in securities of public and private companies. Evgeny Novitsky is the beneficial owner of Bacarella.

          (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Evgeny Novitsky is a citizen of the Russian Federation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Funds for the purchase of the Shares reported herein were derived from available capital of the Mr. Novitsky. A total of approximately $5,524,350 was paid to acquire such Shares.



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CUSIP NO.      86722Q108             SCHEDULE 13D           PAGE 5 OF 8 PAGES


ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons originally acquired Shares for investment in the ordinary course of business because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to engage in discussions with the Issuer, among other things, the restructuring of its operations, changes in its capital structure and improvement in its corporate governance.

          Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in the Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP NO.      86722Q108             SCHEDULE 13D           PAGE 6 OF 8 PAGES


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the close of business on August 4, 2006, the Reporting Persons beneficially owned 3,682,900 Shares, constituting approximately 5.9% of the Shares outstanding.

          The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 62,637,691 Shares outstanding, which is the total number of Shares outstanding as of April 28, 2006 as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended March 31, 2006.

          (b) Each of the Reporting Persons has shared voting and dispositive powers over the 3,682,900 Shares reported herein.

          (c) The following transactions in the Shares were effected by the Reporting Persons during the past 60 days, each of which was effected on the open market.

Bacarella Holdings Corp.

        Trade Date        Shares Purchased (Sold)     Price per Share ($)
        ----------        -----------------------     -------------------
        6/12/06                  200,000                      $1.55
        6/21/06                  500,000                      $1.48
        7/07/06                  216,000                      $1.45
        7/12/06                  490,000                      $1.52
        7/19/06                   49,800                      $1.49
        7/27/06                  325,000                      $1.39
        7/28/06                  162,700                      $1.40
        8/03/06                   26,400                      $1.42
        8/04/06                   44,300                      $1.52

          (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

          (e) Not applicable.


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CUSIP NO.      86722Q108             SCHEDULE 13D           PAGE 7 OF 8 PAGES


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit A -  Joint Acquisition Statement, dated August 7, 2006

CUSIP NO.      86722Q108             SCHEDULE 13D           PAGE 8 OF 8 PAGES


                                   SIGNATURES

          After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 2006


                                           Bacarella Holdings Corp.


                                           By: /s/ Emile Wirtz
                                               ---------------------------
                                               Name:  Emile Wirtz
                                               Title: Director


                                           /s/ Evgeny Novitsky
                                           ------------------------------
                                           Evgeny Novitsky

                                    EXHIBIT A

                           JOINT ACQUISITION STATEMENT

                            PURSUANT TO RULE 13d-1(k)

          The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  August 7, 2006


                                           Bacarella Holdings Corp.


                                           By: /s/ Emile Wirtz
                                               ---------------------------
                                               Name:  Emile Wirtz
                                               Title: Director


                                           /s/ Evgeny Novitsky
                                           ------------------------------
                                           Evgeny Novitsky